# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Osisko Development Corp., CIK 0001431852
CUSIP: 68828E809
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Date of event which requires filing of this statement: 08/15/2025
Filed by CIK 0002083861
Persons authorized to receive notices and communications: Double Zero Capital, LP, 2140 South Dupont Highway, Camden, Delaware (DE), 19934, 702-863-3551

## Reporting persons
- Double Zero Capital, LP (CIK 0002083861): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 47,476,245; sole dispositive power 0; shared dispositive power 47,476,245; aggregate amount beneficially owned 47,476,245 (19.9% of the class)
  Comment: (1) These Shares are held (or issuable upon the exercise of warrants held) for the account of Double Zero Capital, LP, a Delaware limited partnership ("Double Zero"). The warrants are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer, unless requisite shareholder, stock exchange and regulatory approvals have been obtained. As a result of the "blocker" agreement, the reporting persons own or are deemed to beneficially own only 47,476,245 shares. Without giving effect to the "blocker" agreement, the reporting persons would own or would be deemed to beneficially own 56,364,000 Shares.
  
  (2) Based on (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, included in the Form 6-K furnished to the Commission by the Issuer on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iv) 1,464,000 Shares issued to Double Zero as investment fee payment, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, and (v) 18,300,000 Shares issuable upon the exercise of warrants held by Double Zero, which are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer unless requisite shareholder, stock exchange and regulatory approvals have been obtained. Without giving effect to the "blocker" agreement, Double Zero would beneficially own 56,364,000 Shares, representing approximately 23.62% of the outstanding Shares plus the number of Shares issuable to Double Zero upon exercise of the warrants, based on the assumptions above.
- Brand Name GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 47,476,245; sole dispositive power 0; shared dispositive power 47,476,245; aggregate amount beneficially owned 47,476,245 (19.9% of the class)
  Comment: (1) These Shares are held (or issuable upon the exercise of warrants held) for the account of Double Zero. Brand Name GP LLC a Delaware limited liability company ("Brand Name GP"), is the general partner of Double Zero and, as such, may be deemed to beneficially own the securities held by Double Zero. Brand Name GP disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, if any. The warrants are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer unless requisite shareholder, stock exchange and regulatory approvals have been obtained. As a result of the "blocker" agreement, the reporting persons own or are deemed to beneficially own only 47,476,245 Shares. Without giving effect to the "blocker" agreement, the reporting persons would own or would be deemed to beneficially own 56,364,000 Shares.
  
  (2) Based on (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis of the Issuer for the three and nine months ended June 30, 2025, included in the Form 6-K furnished to the Commission by the Issuer on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iv) 1,464,000 Shares issued to Double Zero as investment fee payment, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, and (v) 18,300,000 Shares issuable upon the exercise of warrants held by Double Zero, which are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer unless requisite shareholder, stock exchange and regulatory approvals have been obtained. Without giving effect to the "blocker" agreement, Double Zero would beneficially own 56,364,000 Shares, representing approximately 23.62% of the outstanding Shares plus the number of Shares issuable to Double Zero upon exercise of the warrants, based on the assumptions above.
- Wen Hou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 47,476,245; sole dispositive power 0; shared dispositive power 47,476,245; aggregate amount beneficially owned 47,476,245 (19.9% of the class)
  Comment: (1) These Shares are held (or issuable upon the exercise of warrants held) for the account of Double Zero. Brand Name GP is the general partner of Double Zero. Mr. Wen Hou is the manager of Brand Name GP and may also be deemed to beneficially own the securities held by Double Zero. Mr. Hou disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any. The warrants are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer unless requisite shareholder, stock exchange and regulatory approvals have been obtained. As a result of the "blocker" agreement, the reporting persons own or are deemed to beneficially own only 47,476,245 shares. Without giving effect to the "blocker" agreement, the reporting persons would own or would be deemed to beneficially own 56,364,000 Shares.
  
  (2) Based on (i) 138,044,767 Shares outstanding as of August 12, 2025, per the Management's Discussion and Analysis for the three and nine months ended June 30, 2025, included in the Form 6-K furnished to the Commission by the Issuer on August 13, 2025, (ii) 58,560,000 Shares underlying units sold in the "bought deal" brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iii) 40,505,330 Shares underlying units sold in the non-brokered private placement that closed on August 15, 2025, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, (iv) 1,464,000 Shares issued to Double Zero as investment fee payment, per the press release included in the Form 6-K furnished to the Commission by the Issuer on August 15, 2025, and (v) 18,300,000 Shares issuable upon the exercise of warrants held by Double Zero, which are subject to a "blocker" agreement that limits the shareholdings of Double Zero in the Issuer to no greater than 19.9% of the then-outstanding common shares of the Issuer unless requisite shareholder, stock exchange and regulatory approvals have been obtained. Without giving effect to the "blocker" agreement, Double Zero would beneficially own 56,364,000 Shares, representing approximately 23.62% of the outstanding Shares plus the number of Shares issuable to Double Zero upon exercise of the warrants, based on the assumptions above.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Osisko Development Corp.
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Comment: Due to administrative oversight, this Statement is being filed late.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed jointly by:

(i) Double Zero Capital, LP, a Delaware limited partnership ("Double Zero"), which directly holds the Shares of the Issuer reported herein.

(ii) Brand Name GP, LLC, a Delaware limited liability company ("Brand Name GP"), which serves as the general partner of Double Zero. As general partner, Brand Name GP has the power to direct the voting and disposition of the securities held by the Partnership.
(iii) Wen Hou, as the manager of Brand Name GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of Double Zero is 2140 South Dupont Highway, Camden, Delaware 19934. The principal business address of Brand Name GP is 10785 West Twain Ave., Suite 250, Las Vegas, Nevada 89135. Mr. Hou is the manager of Brand Name GP and his principal business address is c/o Brand Name GP LLC, 10785 West Twain Ave., Suite 250, Las Vegas, Nevada 89135.
Present principal occupation or employment:
The principal business of Double Zero is to invest in securities and engage in all related activities and transactions and its principal business address is listed above.

The principal business of Brand Name GP is to serve as the general partner of Double Zero to manage and control, whether directly or indirectly, the investments and activities of Double Zero and its principal business address is listed above.

The principal occupation of Mr. Hou is to serve as the manager of Brand Name GP and the principal business address of Brand Name GP is listed above.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Double Zero and Brand Name GP are organized under the laws of the State of Delaware. Mr. Hou is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 15, 2025, Double Zero acquired (i) an aggregate of 36,600,000 units of the Issuer (the "Units"), at a price of US$2.04 per Unit, with each Unit consisting of one Share and one-half of one Share purchase warrant, and, (ii) an aggregate of 1,464,000 Shares as payment of an investment fee, subject to a 4-month and one day hold period pursuant to applicable Canadian securities laws as part of a "bought deal" brokered private placement. The aggregate consideration paid by Double Zero in connection with the private placement was US$74,664,000. Double Zero financed the purchase price with funds from its working capital, which includes proceeds from realized gains on prior investments.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Shares, when purchased, represented an attractive investment opportunity.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference, including footnotes thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: These Shares are held (or issuable upon the exercise of warrants held) for the account of Double Zero. Brand Name GP is the general partner of Double Zero. Mr. Wen Hou is the manager of Brand Name GP. As a result of these relationships, each of Brand Name GP and Mr. Wen Hou may also be deemed to beneficially own the securities held by Double Zero, provided that each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities reported herein.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers, managers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Statement, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Double Zero holds Warrants to purchase Shares that are governed by a Warrant Indenture dated August 15, 2025 by and between the Issuer and TSX Trust Company, as warrant agent, as the same has been and may be supplemented or amended from time to time (the "Warrant Indenture"). Pursuant to the terms of Warrant Indenture, each Warrant entitles Double Zero to purchase one Common Share at a price of US$2.56 per Common Share on or prior to August 15, 2027, subject to acceleration. The Warrants are subject to a Supplementary Agreement dated August 15, 2025 by and between the Issuer and Double Zero (the "Blocker Agreement"), such that Double Zero may not exercise any Warrants that would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise), unless requisite shareholder, stock exchange and regulatory approvals have been obtained. The foregoing descriptions of the Warrant Indenture and Blocker Agreement do not purport to be complete and are qualified in their entirety by the contents of the Warrant Indenture and Blocker Agreement, respectively, copies of which are each attached hereto as Exhibit 99.2 and Exhibit 99.3 and are incorporated herein by reference.

Double Zero and the Issuer also entered into an investor rights agreement effective as of August 15, 2025 (the "Investor Rights Agreement") pursuant to which, among other things, the Issuer agreed to provide Double Zero with rights to nominate one director to the board of directors of the Issuer, customary pre-emptive rights and top-up rights in respect of certain acquisitions. In addition, pursuant to the terms of the Investor Rights Agreement, Double Zero has agreed to provide certain voting support to the Issuer. The foregoing summary is qualified in its entirety by reference to the Investor Rights Agreement filed as Exhibit 99.4 hereto.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons' knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of August 28, 2025, among Double Zero Capital, LP, Brand Name GP, LLC and Wen Hou.
99.2 Warrant Indenture
99.3 Blocker Agreement
99.4 Investor Rights Agreement

## Signatures
- Double Zero Capital, LP: /s/ Wen Hou, Manager (08/28/2025)
- Brand Name GP, LLC: /s/ Wen Hou, Manager (08/28/2025)
- Wen Hou: /s/ Wen Hou, Manager (08/28/2025)